Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of Organization

Delta Technology Holdings Inc	USA

Delta Technology Holdings USA Inc.	USA

Elite Ride Limited	British Virgin Islands

Delta Advanced Materials Limited	Hong Kong

Jiangsu Yangtze Delta Fine Chemical Co., Ltd	People’s Republic of China

Binhai Deda Chemical Co., Ltd	People’s Republic of China

Shanghai Ming Yun Tang Tea Limited	People’s Republic of China

Hunan Ming Yun Tang Brand Management Co., Ltd.	People’s Republic of China